                                                Filed pursuant to Rule 424(B)(2)
                                                SEC File No. 333-85967
PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 14, 1999)

                                4,500,000 Shares


                          Weingarten Realty Investors

                                 Common Shares

                              ------------------

      Weingarten Realty Investors is selling all of the shares. The shares trade on the New York Stock Exchange under the symbol "WRI." On January 23, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $42 3/16 per share.

      To preserve our status as a real estate investment trust for federal income tax purposes, we impose certain restrictions on ownership of our common shares. See "Description of Capital Shares--Restrictions on Ownership" in the accompanying prospectus.

                              ------------------

                                                        Per Share    Total
                                                        ---------    -----
     Public offering price............................. $42.1875  $189,843,750
     Underwriting discount.............................    $2.16    $9,720,000
     Proceeds, before expenses, to Weingarten.......... $40.0275  $180,123,750

      The underwriters may also purchase up to an additional 675,000 shares from Weingarten at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about January 29, 2001.

                              ------------------

                          Joint Book-Running Managers

Merrill Lynch & Co.                                         Salomon Smith Barney

                              ------------------

                             Legg Mason Wood Walker
                                  Incorporated

                              ------------------

          The date of this prospectus supplement is January 23, 2001.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
The Company..............................................................  S-3
Recent Developments......................................................  S-4
Price Range of Common Shares and Dividends...............................  S-7
Use of Proceeds..........................................................  S-8
Certain Federal Income Tax Considerations to Holders of Common Shares....  S-8
Underwriting............................................................. S-11
Legal Matters............................................................ S-12
Experts.................................................................. S-12

                                   Prospectus

About this Prospectus....................................................    2
Cautionary Statement Concerning Forward-Looking Statements...............    2
The Company..............................................................    3
Use of Proceeds..........................................................    3
Ratios of Earnings to Combined Fixed Charges and Preferred Share
 Dividends...............................................................    4
Description of Capital Shares............................................    4
Description of Securities Warrants.......................................    6
Description of Debt Securities...........................................    6
Federal Income Tax Consequences..........................................   12
Plan of Distribution.....................................................   23
Legal Matters............................................................   24
Experts..................................................................   24
Where You Can Find More Information......................................   24
Incorporation of Documents by Reference..................................   25

                              ------------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

      When used in this prospectus supplement, the terms "we," "our," "us," the "company" and "Weingarten" refer to Weingarten Realty Investors.

                                  THE COMPANY

      Weingarten Realty Investors is an unincorporated trust organized under the Texas Real Estate Investment Trust Act that, through its predecessor entity, began the ownership and development of shopping centers and other commercial real estate in 1948. As of December 31, 2000, we owned or operated under long-term leases interests in 254 developed income-producing real estate projects. We owned 197 shopping centers located in the Houston metropolitan area and in other parts of Texas and in Louisiana, Arizona, Nevada, Arkansas, New Mexico, Oklahoma, Tennessee, Kansas, Colorado, Missouri, Illinois, Florida and Maine. We also owned 55 industrial projects located in Tennessee, Nevada and Houston, Austin, San Antonio and Dallas, Texas. Additionally, we owned one multi-family residential project and one office building, which serves, in part, as our headquarters. Our interests in these properties aggregated approximately 29.9 million square feet of building area and 113.1 million square feet of land area. We also owned interests in 38 parcels of unimproved land under development or held for future development which aggregated approximately 12.6 million square feet. Our properties were 93% leased as of December 31, 2000 and historically our portfolio occupancy rate has never been below 90%.

      Historically, we have emphasized investments in properties located primarily in the Houston area. Since 1987, we have actively acquired properties outside of Houston. Of our 292 properties which were owned or operated under long-term leases as of December 31, 2000, 99 of our 254 developed properties and 14 of our 38 parcels of unimproved land were located in the Houston metropolitan area. In addition to these properties, 88 of our developed properties and eight of our parcels of unimproved land are located in other parts of Texas. Because of our investments in the Houston area, as well as in other parts of Texas, the Houston and Texas economies affect, to a significant degree, our business and operations.

      In 2000, the economies of Houston and Texas continued to grow, still exceeding the national average. The economy of the entire southwestern United States, where we have our primary operations, also remained strong relative to the national average. The Houston economy, although bolstered by a resurgent oil market, has become highly diversified after experiencing significant growth in the technology, construction, services, health care and finance, insurance and real estate sectors. It has become much more integrated into the international economy and is somewhat affected by the international climate. Thus, Houston's expansion is expected to continue in 2001 and beyond against a backdrop of a slowing national economy. Any deterioration in the Houston or Texas economies could adversely affect us. However, our centers are generally anchored by supermarkets and drug stores under long-term leases, and these types of stores, which deal in basic necessity-type items, tend to be less affected by economic change.

      We believe that we have operated, and we intend to continue to operate, in such a manner as to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. We are self-administered and self-managed through present management, which has owned and managed neighborhood and community shopping centers for more than 50 years. Our executive officers are engaged in the day-to-day management and operation of our real estate exclusively and, together with our board of trust managers, owned an aggregate of approximately 15% of our outstanding common shares as of December 31, 2000. We administer nearly all operating functions for our properties, including leasing, legal, construction, data processing, maintenance, finance and accounting. We currently employ 222 persons.

      Our investment objective has been to increase cash flow and current income and, as a result, the value of our existing properties, and to seek continued growth through (i) the renovation and expansion of our existing centers, thereby enabling us to continuously upgrade the quality of our tenants; (ii) the acquisition of established income-producing real estate properties, primarily shopping centers in geographic regions in which we presently operate; and (iii) the development of new shopping centers in our existing markets. We intend to consider investments in other real estate sectors and in geographic markets where we do not presently operate should suitable opportunities arise.

      Our executive offices are located at 2600 Citadel Plaza Drive, Suite 300, Houston, Texas 77008 and our telephone number is (713) 866-6000.

                              RECENT DEVELOPMENTS

Burnham Transaction

      On January 17, 2001, we entered into an agreement with Burnham Pacific Properties, Inc. pursuant to which we will acquire 19 supermarket-anchored shopping centers with an aggregate of 2.5 million square feet for a purchase price of $277.5 million, including the assumption of approximately $132 million in debt. The 19 properties, which are over 96% leased in the aggregate, are located in the Sacramento/San Francisco Bay area (13 properties) and in the Los Angeles area (six properties). The transaction has been approved by the boards of both companies and is anticipated to close by March 31, 2001. The closing of the transaction is subject to customary conditions, including completion, to our satisfaction, of our title search, lease review, environmental inspection and loan transfer relating to these properties.

Recent Acquisitions

      During the three months ended December 31, 2000, we acquired five properties, comprising approximately one million square feet of building area, bringing our total acquisitions for the year to 15 properties. These acquisitions consisted of three shopping centers, two of which are located in Las Vegas, Nevada and one of which is located in Killeen, Texas, and two industrial properties located in San Antonio, Texas. These acquisitions were made in separate transactions for an aggregate purchase price of approximately $80 million. Our total acquisitions and new developments for the year 2000 represented an aggregate investment of approximately $229 million and these acquisitions and new developments added approximately 2.2 million square feet to our property portfolio which now aggregates approximately 30 million square feet.

Recent Dispositions

      Since September 30, 2000, we have sold two single-tenant retail centers for aggregate proceeds of approximately $1.7 million. These transactions resulted in a net gain of approximately $389,000.

New Credit Facility

      In November 2000, we entered into a new three-year unsecured revolving credit facility which provides a borrowing capacity of $350 million. The new facility matures in November 2003 subject to an option, in our sole discretion, to extend the facility for one year. Borrowings under the new facility bear interest at LIBOR plus 50 basis points. Additionally, the facility includes a competitive bid option that allows us to hold auctions at lower pricing for short term funds (30, 60 and 90 days) for borrowings to $175 million. At December 31, 2000, approximately $216 million of borrowings were outstanding under this facility. See "Use of Proceeds."

Recent Management Changes

      Effective January 1, 2001, Andrew M. Alexander became our chief executive officer. Andrew Alexander will also continue as president of our company and serve on our board of trust managers. He replaced his father, Stanford Alexander, as chief executive officer. Stanford Alexander will continue in his role as chairman of our board.

                Weingarten Realty Investors Financial Highlights
                (Amounts in thousands, except per share amounts)
                                  (unaudited)

                                            Three Months
                                           Ended September   Nine Months Ended
                                                 30,           September 30,
                                           ----------------  ------------------
                                            2000     1999      2000      1999
                                           -------  -------  --------  --------
Revenues:
 Rentals.................................  $63,595  $57,171  $184,396  $165,593
 Interest:
   Affiliates............................    1,512      529     4,240     1,627
   Securities and Other..................      118      125       314       649
 Equity in earnings (loss) of real estate
  joint ventures and partnerships........      (37)      43      (135)      211
 Other...................................      798      519     1,955     1,383
                                           -------  -------  --------  --------
   Total.................................   65,986   58,387   190,770   169,463
                                           -------  -------  --------  --------
Expenses:
 Depreciation and amortization...........   14,141   12,640    40,571    35,804
 Interest................................   11,626    8,155    32,488    23,679
 Operating...............................    9,813    9,026    28,711    26,386
 Ad valorem taxes........................    8,437    7,146    23,689    20,909
 General and administrative..............    2,107    1,843     6,020     5,633
                                           -------  -------  --------  --------
   Total.................................   46,124   38,810   131,479   112,411
                                           -------  -------  --------  --------
Income from Operations...................   19,862   19,577    59,291    57,052
Loss on Sales of Property................      --        (5)      --        (60)
                                           -------  -------  --------  --------
Income Before Extraordinary Charge.......   19,862   19,572    59,291    56,992
Extraordinary Charge (early retirement of
 debt)...................................      --       --        --       (149)
                                           -------  -------  --------  --------
Net Income...............................   19,862   19,572    59,291    56,843
Dividends on Preferred Shares............    5,010    5,010    15,030    14,583
                                           -------  -------  --------  --------
Net Income Available to Common
 Shareholders............................  $14,852  $14,562  $ 44,261  $ 42,260
                                           =======  =======  ========  ========
Net Income Per Common Share--Basic (1):
  Income Before Extraordinary Charge.....  $   .55  $   .55  $   1.65  $   1.59
  Extraordinary Charge...................      --       --        --       (.01)
                                           -------  -------  --------  --------
  Net Income.............................  $   .55  $   .55  $   1.65  $   1.58
                                           =======  =======  ========  ========
Net Income Per Common Share--Diluted (2):
  Income Before Extraordinary Charge.....  $   .55  $   .54  $   1.65  $   1.58
  Extraordinary Charge...................      --       --        --       (.01)
                                           -------  -------  --------  --------
  Net Income.............................  $   .55  $   .54  $   1.65  $   1.57
                                           =======  =======  ========  ========

--------
 (1) Net income per common share--basic is computed using net income available to common shareholders and the weighted average shares outstanding.

                                         (footnotes continued on following page)

 (2) Net income per common share--diluted includes the effect of potentially dilutive securities for the periods indicated, as follows (in thousands):

                                                 Three Months     Nine Months
                                                Ended September Ended September
                                                      30,             30,
                                                --------------- ---------------
                                                 2000    1999    2000    1999
                                                ------- ------- ------- -------
Numerator:
Net income available to common shareholders--
 basic........................................  $14,852 $14,562 $44,261 $42,260
Income attributable to operating partnership
 units........................................       22      35     103     111
                                                ------- ------- ------- -------
Net income available to common shareholders--
 diluted......................................  $14,874 $14,597 $44,364 $42,371
                                                ======= ======= ======= =======
Denominator:
Weighted average shares outstanding--basic....   26,792  26,692  26,751  26,688
Effect of dilutive securities:
  Share options and awards....................       81      57      46      77
  Operating partnership units.................      103     142     112     142
                                                ------- ------- ------- -------
Weighted average shares outstanding--diluted..   26,976  26,891  26,909  26,907
                                                ======= ======= ======= =======

               Weingarten Realty Investors Funds from Operations
                     (In thousands, except per share data)
                                  (unaudited)

      Funds from operations--diluted for the three months and nine months ended September 30, 1999 and 2000 are calculated as follows:

                                                 Three Months     Nine Months
                                                Ended September Ended September
                                                      30,             30,
                                                --------------- ---------------
                                                 2000    1999    2000    1999
                                                ------- ------- ------- -------
Numerator:
Net income available to common shareholders...  $14,852 $14,562 $44,261 $42,260
Depreciation and amortization.................   14,032  12,554  40,258  35,544
Loss on sales of property.....................      --        5     --       60
Extraordinary charge--early retirement of
 debt.........................................      --      --      --      149
                                                ------- ------- ------- -------
  Funds from Operations--Basic................   28,884  27,121  84,519  78,013
Funds from operations attributable to
 operating partnership units..................       69      79     239     243
                                                ------- ------- ------- -------
  Funds from Operations--Diluted..............  $28,953 $27,200 $84,758 $78,256
                                                ======= ======= ======= =======
Denominator:
Weighted average shares outstanding--basic....   26,792  26,692  26,751  26,688
Effect of dilutive securities:
  Share options and awards....................       81      57      46      77
  Operating partnership units.................      103     142     112     142
                                                ------- ------- ------- -------
Weighted average shares outstanding--diluted..   26,976  26,891  26,909  26,907
                                                ======= ======= ======= =======
Funds from Operations per Common Share--
 Basic........................................  $  1.08 $  1.02 $  3.16 $  2.92
                                                ======= ======= ======= =======
Funds from Operations per Common Share--
 Diluted......................................  $  1.07 $  1.01 $  3.15 $  2.91
                                                ======= ======= ======= =======

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

      The following sets forth the high and low sale prices for our common shares for the periods indicated as reported by the NYSE Composite Tape and the dividends paid by us with respect to each such period.

                                                         High    Low   Dividends
                                                        ------ ------- ---------
 1996 ...............................................   $40.75 $34.25    $2.48
 1997 ...............................................   $45.63 $38.88    $2.56
 1998
      First Quarter..................................   $46.88 $39.75    $ .67
      Second Quarter.................................   $43.00 $35.94    $ .67
      Third Quarter..................................   $44.94 $40.63    $ .67
      Fourth Quarter.................................   $45.63 $43.88    $ .67
 1999
      First Quarter..................................   $39.38 $37.00    $ .71
      Second Quarter.................................   $42.44 $37.25    $ .71
      Third Quarter..................................   $43.44 $38.25    $ .71
      Fourth Quarter.................................   $45.63 $38.38    $ .71
 2000
      First Quarter..................................   $40.75 $34.56    $ .75
      Second Quarter.................................   $42.50 $36.56    $ .75
      Third Quarter..................................   $43.00 $40.06    $ .75
      Fourth Quarter.................................   $45.00 $40.13    $ .75
 2001
      First Quarter (through January 23, 2001).......   $45.56 $41.75      --

      On January 23, 2001, the last reported sale price of our common shares on the NYSE was $42 3/16 per share.

      Dividends are expected to be paid on or about the 15th day of each March, June, September and December to common shareholders at the discretion of our board of trust managers and will depend on the funds from our operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as our board of trust managers deems relevant. Some of our preferred shares and debt instruments and agreements limit the payment of dividends. We have increased our annual dividend rate every year since our initial public offering in 1985.

      We have implemented a dividend reinvestment program under which shareholders may elect to automatically reinvest their dividends in our common shares. We may, from time to time, repurchase our common shares in the open market for purposes of fulfilling our obligations under this dividend reinvestment program or may elect to issue additional common shares.

      Distributions by us to the extent of our current earnings and profits for federal income tax purposes are taxable to shareholders as ordinary dividend income. Distributions in excess of earnings and profits generally are treated as a non-taxable return of capital to the extent of a shareholder's basis in the common shares. A return of capital distribution has the effect of deferring taxation until a shareholder's sale of the common shares. We have determined that, of the dividends paid during 1999, 1998 and 1997, 4.0%, 2.1% and 2.9%, respectively, represented a return of capital to our shareholders.

                                USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the shares we are offering in this prospectus supplement will be approximately $180.0 million. "Net proceeds" is what we expect to receive after paying certain expenses of this offering, which we estimate will be approximately $125,000 and the deduction of the underwriting discount. We will use the net proceeds received from this offering (i) to repay $180.0 million of the outstanding indebtedness under our credit facility which currently bears interest at 6.5% per annum (as of January 23, 2001) and the borrowings under which were used for the initial financing of acquisitions and for operations and general trust purposes, (ii) to acquire interests in real estate properties as suitable opportunities arise, including certain properties that we are currently considering, (iii) to develop, redevelop, expand and improve the properties in our portfolio and (iv) for other trust purposes.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS TO
                            HOLDERS OF COMMON SHARES

      The following is a summary of certain of our recent developments as well as recent changes in the federal income tax laws that affect REITs and shareholders of REITs. This discussion supplements, and should be read in conjunction with, the disclosure under the caption "Federal Income Tax Consequences" in the accompanying prospectus. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences.

      The statements in this discussion are based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations under the Internal Revenue Code, the legislative history of the Internal Revenue Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this discussion with respect to transactions entered into or contemplated prior to the effective date of such changes. Any such change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this discussion are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that such challenge will not be sustained by a court.

      This discussion is not intended as a substitute for careful tax planning. Each prospective purchaser of common shares is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and disposition of common shares in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, disposition and election, and of potential changes in applicable tax laws.

      We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code for federal income tax purposes commencing with our taxable year ended December 31, 1985. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot assure you, however, that such requirements will be met in the future. We have received an opinion from Locke Liddell & Sapp LLP, our legal counsel, to the effect that we qualified as a REIT under the Internal Revenue Code for our taxable year ended December 31, 2000, we have been organized and our manner of operation has been in conformity with the requirements for qualification and taxation as a REIT as of the date of this prospectus and that our proposed manner of operation and diversity of equity ownership should enable us to continue to satisfy the requirements for qualification as a REIT in the calendar year 2001 if we operate in accordance with the methods of operations described herein including our representations concerning our intended method of operation. However, you should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on certain representations made by us as to factual matters, including a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our shareholders. The following is a summary of the material federal income tax considerations affecting us as a REIT and our shareholders.

      The rules dealing with federal income taxation are constantly under review by Congress, the IRS and the Treasury Department. For example, on December 17, 1999, the President signed into law the Ticket to Work and Work Incentives Improvement Act of 1999, which contains changes in federal income tax laws that, beginning after December 31, 2000, will affect REITs. Under the new legislation, REITs may own stock in "taxable REIT subsidiaries," corporations that may provide services to tenants of the REIT and others, without disqualifying the rents that the REIT receives from its tenants. A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. Although a REIT may own up to 100% of the stock of a taxable REIT subsidiary,
(i) the value of all securities in taxable REIT subsidiaries held by the REIT may not exceed 20% of the value of the total assets of the REIT; and (ii) any dividends received by the REIT from its taxable REIT subsidiaries will not constitute qualifying income under the 75% income test. In addition, the new legislation limits the deduction of interest paid by a taxable REIT subsidiary to the REIT and limits the amount of rental payments that may be made by a taxable REIT subsidiary to the REIT.

      The new legislation imposes a tax on a REIT equal to 100% of redetermined rents, redetermined deductions and excess interest. Redetermined rents are generally rents from real property which would otherwise be reduced on distribution, apportionment or allocation to clearly reflect income as a result of services furnished or rendered by a taxable REIT subsidiary to tenants of the REIT. There are a number of exceptions with regard to redetermined rents, which are summarized below.

    . Redetermined rents do not include amounts received directly or indirectly by a REIT for customary services.

    . Redetermined rents do not include de minimis payments received by the REIT with respect to non-customary services rendered to the tenants of a property owned by the REIT that do not exceed 1% of all amounts received by the REIT with respect to the property.

    . The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT or the taxable REIT subsidiary or the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

    . The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leasable space in the REIT's property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

    . The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary's direct cost of rendering the services.

    . The Secretary of the Treasury has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to tenants were established on an arms' length basis even though a taxable REIT subsidiary provided services to the tenants.

      Redetermined deductions are deductions, other than redetermined rents, of a taxable REIT subsidiary if the amount of these deductions would be decreased on distribution, apportionment or allocation to clearly reflect income between the taxable REIT subsidiary and the REIT. Excess interest means any deductions for interest payments made by a taxable REIT subsidiary to the REIT to the extent that the interest payments exceed a commercially reasonable rate of interest.

      Under the new legislation, a REIT will be prohibited from owning more than 10%, by vote or by value, of the securities, other than specified debt securities, of a non-REIT C corporation. This does not, however, apply to taxable REIT subsidiaries, qualified REIT subsidiaries and non-qualified corporate subsidiaries in which the REIT does not own more than 10% of the voting securities, provided the non-qualified subsidiary was established on or before July 12, 1999, does not engage in a new line of business or acquire any substantial asset (other than pursuant to a binding contract in effect as of July 12, 1999, a tax-free exchange, an involuntary conversion or a reorganization with another non-qualified corporate subsidiary) and the REIT does not acquire any new securities in such subsidiary (other than pursuant to a binding contract in effect as of July 12, 1999 or a reorganization with another non-qualified corporate subsidiary). Under the new legislation, a REIT may convert existing non-qualified corporate subsidiaries into taxable REIT subsidiaries in a tax-free reorganization at any time prior to January 1, 2004.

      We own 95% of the stock of Weingarten/Investments, Inc. consisting of nonvoting Class B common stock. We may make a joint election with Weingarten/Investments, Inc., effective January 2001, to treat Weingarten/Investments, Inc. as a taxable REIT subsidiary with respect to us. If we make this election, we would not violate the general limitation on a REIT's ownership of more than 10% of the vote or value of the securities of a corporation. In addition, if we make this election, we do not expect a violation of the requirement that the value of all securities in taxable REIT subsidiaries held by a REIT may not exceed 20% of the value of the total assets of the REIT. Further, if we make this election, we do not expect that we will incur any liability for the tax imposed by the new legislation on 100% of redetermined rents, redetermined deductions or excess interest as a result of our ownership of an interest in Weingarten/Investments, Inc. and the joint election to treat Weingarten/Investments, Inc. as a taxable REIT subsidiary. Alternatively, if we do not make the joint election, we may liquidate or otherwise dispose of our ownership interest in Weingarten/Investments, Inc. prior to March 31, 2001.

      Under the new legislation, the 95% distribution requirement discussed in the accompanying prospectus is reduced to 90% of REIT taxable income.

      Under the new legislation, the basis for determining whether more than 15% of the rents received by a REIT from a property are attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant as compared to the fair market value of all of the property leased by the tenant, rather than the adjusted basis of such personal property compared to the adjusted basis of all such property as discussed in the accompanying prospectus.

      The United States Treasury has issued final regulations regarding the withholding and information reporting rules discussed in the accompanying prospectus effective for payments made on or after January 1, 2001. See "Federal Income Tax Consequences--Backup Withholding" and "--Taxation of Foreign Investors." For all payments made on or after January 1, 2001, IRS Forms 1001 and 4224 are replaced by IRS Forms W-8BEN and W-8ECI, respectively.

                                  UNDERWRITING

      We intend to offer the shares through the underwriters. Subject to the terms and conditions described in the pricing agreement and the related underwriting agreement (collectively, the "underwriting agreement") among us and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and Legg Mason Wood Walker, Incorporated, we have agreed to sell to the underwriters, and the underwriters, severally, have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                        Number
                                Underwriter                            of Shares
                                -----------                            ---------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated ........................................... 1,800,000
     Salomon Smith Barney Inc. ....................................... 1,800,000
     Legg Mason Wood Walker, Incorporated.............................   900,000
                                                                       ---------
              Total................................................... 4,500,000
                                                                       =========

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.22 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to Weingarten. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                         Per Share Without Option With Option
                                         --------- -------------- -----------
     Public offering price.............. $42.1875   $189,843,750  $218,320,313
     Underwriting discount..............    $2.16     $9,720,000   $11,178,000
     Proceeds, before expenses, to
      Weingarten........................ $40.0275   $180,123,750  $207,142,313

      We estimate that our total share of expenses for the offering, excluding underwriting discount, will be approximately $125,000. The underwriters have agreed to reimburse us for these expenses.

      We have granted the underwriters an option to purchase up to 675,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

      We have agreed, with exceptions, not to sell or transfer any common shares for 30 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we have agreed not to directly or indirectly

    .  offer, sell, contract to sell or otherwise issue any common shares,

    .  sell any option or contract to purchase any common shares,

    . grant any option, right or warrant for the sale of any common shares, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares.

Price Stabilization and Short Positions

      Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common shares. However, the underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common shares to stabilize its price or to reduce a short position may cause the price of the common shares to be higher than it might be in the absence of such purchases.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

      The validity of the common shares will be passed upon for the Company by Locke Liddell & Sapp LLP, Dallas, Texas. Brown & Wood llp, New York, New York, will pass upon certain matters relating to this offering for the underwriters and may rely as to matters of Texas law upon the opinion of Locke Liddell & Sapp LLP.

                                    EXPERTS

      The financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from the Weingarten Realty Investors Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
----------

                          Weingarten Realty Investors
                                  $400,000,000
              Common Shares, Preferred Shares, Depositary Shares,
                    Debt Securities and Securities Warrants

                                ---------------

      By this prospectus, we will offer from time to time up to $400,000,000 of our:

    Common Shares
    Preferred Shares
    Depositary Shares
    Debt Securities
    Securities Warrants

      We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest in any of these securities.

      We may offer the securities directly or through underwriters, agents or dealers. Each supplement will describe the terms of each plan of distribution. For more information on this topic, please see "PLAN OF DISTRIBUTION" on page 23.

                                ---------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities discussed in the prospectus, nor have they determined whether this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.



               The date of this prospectus is September 14, 1999.

                             ABOUT THIS PROSPECTUS

      This prospectus is part of a "shelf" registration statement that we filed with the SEC. By using a shelf-registration statement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. The total dollar amount of the securities we sell through these offerings will not exceed $400,000,000. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that contains specific information about the terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION" on page 24.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      We have made statements in this prospectus and may make statements in a prospectus supplement that are "forward-looking" in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.

      Forward-looking statements are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

    . Our inability to identify properties to acquire, effect acquisitions or successfully integrate acquired properties and operations. This inability could result in decreased market penetration, adverse effects on results of operations and other adverse results. This same result could occur if the results of our efforts to implement our property development strategy fail or we experience public opposition to our development plans, construction delays or cost overruns or if we are unable to obtain necessary permits.

    . The effect of economic conditions. If an economic downturn occurs, the demand and rents for neighborhood and community shopping centers could fall and adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are unable to make lease payments or fail to renew their leases.

    . Failure to qualify as a REIT. We elected to be taxed as a REIT for federal income tax purposes for our taxable year ended December 31, 1998, and expect to continue to elect REIT status. Although we believe that we were organized and have been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, we cannot assure you that we will continue to qualify as a REIT.

      Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year we fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders for computing taxable income and would be subject to federal taxation at regular corporate rates. Unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, our ability to make distributions to our shareholders would be adversely affected. See "Federal Income Tax Consequences--REIT Qualification" on page 13.

    . The cost of capital. Our cost depends on many factors, some of which are beyond our control, including interest rates, ratings, prospects and outlook.

    . Actions of our competitors. We seek to remain competitive in the neighborhood and community shopping center real estate markets that we currently serve. We do, however, compete with a number of other real estate oriented companies, some of which have greater resources than we do.

    . Changes in government regulations, tax rates and similar matters. For example, changes in real estate and zoning laws, environmental uncertainties and natural disasters could adversely affect our financial condition and results of operations.

    . Unexpected Year 2000 problems. We have completed an evaluation of our software and hardware information technology systems and determined that all of our critical systems are Year 2000 compliant. As part of the on-going maintenance of our information technology systems, we have identified certain noncritical software and hardware which we must either upgrade or replace. In addition, we have completed the Year 2000 review of our systems not related to information technology and believe we are Year 2000 compliant.

    .  Other risks are detailed in our SEC reports or filings.

      We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                                  THE COMPANY


      We are a real estate investment trust based in Houston, Texas. We develop, acquire and own anchored neighborhood community shopping centers. To a lesser degree, we develop, acquire and own industrial real estate. We have engaged in these activities since 1948.

      As of July 31, 1999, we owned or had an equity interest in 235 operating properties consisting of 28.7 million square feet of building area. These properties consist of 184 shopping centers generally in the 100,000 to 400,000 square foot range, 49 industrial projects, one multi-family apartment complex and one office building. Our properties are located in Texas (178 properties) and the following states: Louisiana (11), Arizona (11), Nevada (8), Arkansas
(6), New Mexico (5), Oklahoma (4), Tennessee (4), Kansas (3), Colorado (2), Maine (1), Missouri (1) and Illinois (1). Our shopping centers are anchored primarily by supermarkets, drugstores and other retailers that sell basic necessity-type items. We currently lease to approximately 3,000 different tenants under 4,000 separate leases. At July 31, 1999, our properties were 92.7% occupied.

      Our executive offices are located at 2600 Citadel Plaza Drive, Suite 300, Houston, Texas 77008, and our telephone number is (713) 866-6000.

                                USE OF PROCEEDS


      We intend to use the net proceeds from the sale of the securities for general corporate purposes, including working capital, acquisitions and development, repayment or refinancing of debt, capital expenditures and other general corporate purposes. We will describe in each prospectus supplement any proposed use of proceeds.

   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

      The following table sets forth the ratio of earnings to combined fixed charges and preferred share dividends and of funds from operations before interest expense to combined fixed charges and preferred share dividends for the periods shown:

                                     Years Ended December 31,       Six Months
                                ----------------------------------- Ended June
                                1994  1995  1996  1997  1998  1998   30, 1999
                                ----- ----- ----- ----- ----- ----- ----------
Ratio of Earnings to Combined
 Fixed Charges and Preferred
 Share Dividends............... 4.16x 3.05x 3.17x 2.70x 2.26x 2.29x   1.97x
Ratio of Funds from Operations
 to Combined Fixed Charges and
 Preferred Share Dividends..... 6.18x 4.51x 4.32x 3.77x 3.26x 3.38x   2.82x

      The ratios of earnings to combined fixed charges and preferred share dividends were computed by dividing earnings by the sum of fixed charges and preferred share dividends. The ratios of funds from operations before interest expense to combined fixed charges and preferred share dividends were computed by dividing funds from operations before interest expense by the sum of fixed charges and preferred share dividends.

      For these purposes, earnings consist of income before extraordinary items plus fixed charges (excluding interest costs capitalized) and preferred share dividends. Funds from operations before interest expense consists of net income plus depreciation and amortization of real estate assets, interest on indebtedness and extraordinary charges, less gains and losses on sales of properties and securities.

                         DESCRIPTION OF CAPITAL SHARES


      Our declaration of trust provides that we may issue up to 160,000,000 shares of beneficial interest, consisting of 150,000,000 common shares, par value $0.03 per share and 10,000,000 preferred shares, par value $0.03 per share. At July 31, 1999, 26,692,018 common shares, 3,000,000 7.44% Series A
Cumulative Redeemable Preferred Shares, 3,600,000 7.125% Series B Cumulative Redeemable Preferred Shares and 2,300,000 7.0% Series C Cumulative Redeemable Preferred Shares were issued and outstanding.

Common Shares

      Holders of our common shares are entitled to one vote per share. There is no cumulative voting in the election of trust managers. The board may declare dividends on common shares in its discretion if funds are legally available for those purposes. On liquidation, common shareholders are entitled to receive pro rata any of our remaining assets, after we satisfy or provide for the satisfaction of all liabilities and obligations on our preferred shares, if any. Common shareholders do not have conversion, redemption or preemptive rights to subscribe for or purchase any of our capital shares or any of our other securities.

Preferred Shares

      Under our declaration of trust, the board is authorized, without shareholder approval, to issue preferred shares in one or more series, with the designations, powers, preferences, rights, qualifications, limitations and restrictions as the board determines. Thus, the board, without shareholder approval, could authorize the issuance of preferred shares with voting, conversion and other rights that could adversely affect the voting power and other rights of our common shareholders or that could make it more difficult for another entity to enter into a business combination with us.

Depositary Shares

      We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred shares, as specified in the applicable prospectus supplement. The preferred shares of each series represented by depositary shares will be deposited under a separate deposit agreement among us, the depositary named in the deposit agreement and the holders of the depositary receipts. Subject to the terms of the applicable deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of preferred shares represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred shares represented by the depositary shares (including dividend, voting, conversion, redemption and liquidation rights) as designated by our board.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following our issuance and delivery of the preferred shares to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. This summary of our depositary shares is not complete. You should refer to the applicable prospectus supplement, provisions of the deposit agreement and the depositary receipts that will be filed with the SEC as part of the offering of any depositary shares. To obtain copies of these documents, see "WHERE YOU CAN FIND MORE INFORMATION" on page 24.

Restrictions on Ownership

      In order for us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. In addition, our capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.

      Because the board believes it is essential for us to continue to qualify as a REIT, our declaration of trust generally provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of our total outstanding capital shares. Any transfer of shares will not be valid if it would:

    . create a direct or indirect ownership of shares in excess of 9.8% of our total outstanding capital shares;

    .  result in shares being owned by fewer than 100 persons;

    . result in our being "closely held" within the meaning of Section 856(h) of the Code; or

    .  result in our disqualification as a REIT.

      Shares in excess of 9.8% of our total outstanding capital shares will automatically be deemed to be transferred to us as trustee of a trust for the exclusive benefit of the transferees to whom those shares may ultimately be transferred without violating the 9.8% ownership limit. While in trust, these shares will not be entitled to vote (except as required by law), and will not be entitled to participate in dividends or other distributions. These shares would be treated as if offered to us for sale at a price equal to the lesser of the price paid for the shares and the market price of the shares on the date we accept the offer to purchase the shares. We have the right to purchase the shares for 90 days after the transfer of shares which resulted in a shareholder owning in excess of 9.8% of our total outstanding shares or our trust managers determine that a transfer resulting in a shareholder owning in excess of 9.8% of our outstanding shares has occurred. All certificates representing capital shares will bear a legend referring to the restrictions described above.

      These restrictions on ownership may have the effect of precluding the acquisition of control unless the board and shareholders determine that maintenance of REIT status is no longer in our best interests.

                       DESCRIPTION OF SECURITIES WARRANTS

      We may issue securities warrants for the purchase of debt securities, preferred shares or common shares. We may issue securities warrants independently or together with debt securities, preferred shares or common shares or attached to or separate from the offered securities. We will issue each series of securities warrants under a separate warrant agreement between us and a bank or trust company as warrant agent.

      The warrant agent will act solely as our agent in connection with the securities warrants and will not act for or on behalf of securities warrant holders. This summary of the securities warrants is not complete. You should refer to the applicable prospectus supplement, and provisions of the warrant agreement that will be filed with the SEC as part of the offering of any securities warrants. To obtain copies of these documents, see "WHERE YOU CAN FIND MORE INFORMATION" on page 24.

                         DESCRIPTION OF DEBT SECURITIES

      The senior debt securities will be issued under a senior indenture dated as of May 1, 1995 between us and Chase Bank of Texas, National Association, as trustee, and the subordinated debt securities will be issued under a subordinated indenture dated as of May 1, 1995 between us and Chase Bank of Texas, National Association, as trustee. The term "trustee" as used in this prospectus refers to any bank that we may appoint as trustee under the terms of the applicable indenture, in its capacity as trustee for the senior securities or the subordinated securities.

      We have summarized specific terms and provisions of the indentures. The summary is not complete. If we refer to particular provisions of the indentures, the provisions, including definitions of terms, are incorporated by reference as a part of the summary. We have included references to articles or section numbers of the applicable indenture so that you can easily locate these provisions in the indentures. The indentures are filed as exhibits to the registration statement of which this prospectus is a part, and are incorporated by reference. You should refer to the indentures for provisions which may be important to you. The indentures are subject to the Trust Indenture Act of 1939, as amended. To obtain copies of the indentures, see "WHERE YOU CAN FIND MORE INFORMATION" on page 24.

General

      The debt securities will be direct, unsecured general obligations. The senior debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt securities. See "Subordinated Debt Securities" on page 7.

      The indentures do not limit the amount of debt securities that we can offer. Each indenture allows us to issue debt securities up to the principal amount that may be authorized by us. We may issue additional debt securities without your consent. We may issue debt securities in one or more series. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series. (Section 301)

      A prospectus supplement and any supplemental indentures relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

    .  the title, type and amount of the debt securities;

    .  the total principal amount and priority of the debt securities;

    . the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

    . the dates on which the principal of the debt securities will be payable;

    . the interest rates (which may be fixed or variable) which the debt securities will bear, or the method for determining rates;

    . the dates from which the interest on the debt securities will accrue and be payable, or the method of determining those dates, and any record dates for the payments due;

    . any provisions for redemption, conversion or exchange of the debt securities, at our option or otherwise, including the periods, prices and terms of redemption or conversion;

    . any sinking fund or similar provisions, which would obligate us to repurchase or otherwise redeem the debt securities, along with the periods, prices and terms of redemption, purchase or repayment;

    . the amount or percentage payable if we accelerate the maturity of the debt securities, if other than the principal amount;

    . any changes to or additional events of default or covenants set forth in the indentures;

    .  the terms of subordination, if any;

    . any special tax implications of the debt securities, including provisions for original issue discount securities; and

    .  any other terms consistent with the indenture.

      The debt securities may be issued in registered, bearer, coupon or global form. We may authorize and determine the terms of a series of debt securities by resolution of our board of trust managers or the pricing committee of our board of trust managers or through a supplemental indenture. Unless otherwise described in the applicable prospectus supplement, we will issue debt securities only in denominations of $1,000 and integral multiples of that amount. (Section 301)

Senior Debt Securities

      Any additional senior debt securities we issue will rank equally in right of payment with the senior debt securities offered by this prospectus and the applicable prospectus supplement. Further, the senior indenture does not prohibit us from issuing additional debt securities that may rank equally in right of payment to the senior debt securities.

      Any senior debt securities offered pursuant to the senior indenture will be senior in right of payment to all subordinated debt securities issued under the subordinated indenture.

Subordinated Debt Securities

      The subordinated debt securities will have a junior position to all of our senior debt. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indenture provides that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

    . of any insolvency, bankruptcy or similar proceeding involving us or our properties; or

    . we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

      The subordinated indenture will not limit the amount of senior debt that we may incur. All series of subordinated debt securities as well as other subordinated debt issued under the subordinated indenture will rank equally with each other in right of payment.

      The subordinated indenture prohibits us from making a payment of principal, premium, interest, or sinking fund payments for the subordinated debt securities during the continuance of any default on senior debt or any default under any agreement pursuant to which the senior debt was issued beyond the grace period, unless and until the default on the senior debt is cured or waived. (Subordinated Indenture Article Sixteen)

      Upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding, the holders of all senior debt securities will first be entitled to receive payment in full of the principal, any premium and interest due on the senior debt before the holders of the subordinated debt securities are entitled to receive any payment. (Subordinated Indenture Article Sixteen) Because of this subordination, if we become insolvent, our creditors who are not holders of senior debt or of the subordinated debt securities may recover less, ratably, than holders of senior debt but may recover more, ratably, than holders of the subordinated debt securities.

Global Certificates

      Unless the prospectus supplement otherwise provides, we will issue debt securities as one or more global certificates that will be deposited with The Depositary Trust Company. Unless otherwise specified in the applicable prospectus supplement, debt securities issued in the form of a global certificate to be deposited with DTC will be represented by a global certificate registered in the name of DTC or its nominee. This means that we will not issue certificates to each holder. Generally, we will issue global securities in the total principal amount of the debt securities in a series. Debt securities in the form of a global certificate may not be transferred except as a whole among DTC, its nominee or a successor to DTC and any nominee of that successor.

      We may determine not to use global certificates for any series. In that event, we will issue debt securities in certificate form.

      The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in certificate form. Those laws and some conditions on transfer of global securities may impair the ability to transfer interests in global securities.

Ownership of Global Securities

      So long as DTC or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. Both we and the trustee are only required to treat DTC or its nominee as the legal owner of those securities for all purposes under the indenture.

      Unless otherwise specified in this prospectus or the prospectus supplement, no actual purchaser of debt securities represented by a global security will be entitled to receive physical delivery of certificated securities or will be considered the holder of those securities for any purpose under the indenture. In addition, no actual purchaser will be able to transfer or exchange global securities unless otherwise specified in this prospectus or the prospectus supplement. As a result, each actual purchaser must rely on the procedures of DTC to exercise any rights of a holder under the indenture. Also, if an actual purchaser is not a DTC participant, the actual purchaser must rely on the procedures of the participant through which it owns its interest in a global security.

The Depositary Trust Company

      The following is based on information furnished by DTC and applies to the extent that it is the depositary, unless otherwise provided in the prospectus supplement.

      Registered Owner. The debt securities will be issued as fully registered securities in the name of Cede & Co. (which is DTC's partnership nominee). The trustee will deposit the global security with the depositary. The deposit with the depositary and its registration in the name of Cede & Co. will not change the nature of the actual purchaser's ownership interest in the debt securities.

      DTC's Organization. DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of that law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

      DTC is owned by a number of its direct participants, the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations who directly participate in DTC. Other entities may access DTC's system by clearing transactions through or maintaining a custodial relationship with direct participants. The rules applicable to DTC and its participants are on file with the SEC.

      DTC's Activities. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts. Doing so eliminates the need for physical movement of securities certificates.

      Participants' Records. Except as otherwise provided in this prospectus or a prospectus supplement, purchases of debt securities must be made by or through a direct participant, which will receive a credit for the securities on DTC's records. The purchaser's interest is in turn to be recorded on the participants' records. Actual purchasers will not receive written confirmations from DTC of their purchase, but they generally receive confirmations along with periodic statements of their holdings from the participants through which they entered into the transaction.

      Transfers of interests in the global securities will be made on the books of the participants on behalf of the actual purchasers. Certificates representing the interest of the actual purchasers in the securities will not be issued unless the use of global securities is suspended. DTC has no knowledge of the actual purchasers of global securities. DTC's records only reflect the identity of the direct participants who are responsible for keeping account of their holdings on behalf of their customers.

      Notices Among the Depositary, Participants and Actual Owners. Notices and other communications by DTC, its participants and the actual purchasers will be governed by arrangements among them, subject to any legal requirements in effect.

      Voting Procedures. Neither DTC nor Cede & Co. will give consents for or vote the global securities. DTC generally mails an omnibus proxy to us just after the applicable record date. That proxy assigns Cede & Co.'s voting rights to the direct participants to whose accounts the securities are credited at that time.

      Payments. Principal and interest payments made by us will be delivered to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date unless it has reason to believe that it will not receive payment on that date. Payments by participants to actual purchasers will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in "street name." Those payments will be the responsibility of that participant, not DTC, the trustee or us, subject to any legal requirements in effect at that time.

      We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to DTC. DTC is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payment to the actual purchasers.

Transfer or Exchange of Debt Securities

      You may transfer or exchange debt securities (other than global securities) without a service charge at the corporate trust office of the trustee. You may also surrender debt securities (other than global securities) for conversion or registration of transfer without a service charge at the corporate trust office of the trustee. You must execute a proper form of transfer and pay any taxes or other governmental charges resulting from that action.

Transfer Agent

      If we designate a transfer agent (in addition to the trustee) in a prospectus supplement, we may at any time rescind this designation or approve a change in the location through which any such transfer agent acts. We will, however, be required to maintain a transfer agent in each place of payment for a series of debt securities. We may at any time designate additional transfer agents for a series of debt securities.

Covenants

      Under the indentures, we are required to:

    . pay the principal, interest and any premium on the debt securities when due;

    .  maintain a place of payment;

    . deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

    . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

Events of Default, Notice and Waiver

      Events of default under the indentures for any series of debt securities include:

    . failure for 30 days to pay interest on any debt securities of that series;

    . failure to pay principal or premium, if any, of any debt securities of that series;

    .  failure to pay any sinking fund payment when due;

    . failure to perform any other covenants contained in the indentures (other than a covenant added to the indentures solely for the benefit of a particular series of debt securities), which continues for 60 days after written notice as provided in the indenture;

    . default under any of our other debt instruments with an aggregate principal amount outstanding of at least $10,000,000; or

    . events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee.

      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

      If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the debt securities of the series may declare the entire principal of that series due and payable immediately. (Section 502) The trustee will not be charged with knowledge of any event of default other than our failure to make principal, interest or sinking fund payments unless written notice is received by the trustee or the trustee has actual notice of the event of default. (Section 602) If this happens, the holders of a majority of the aggregate principal amount of the debt securities of that series can generally void the declaration. (Section 502)

      The indentures limit the right to institute legal proceedings. No holder of any debt securities will have the right to bring a claim under an indenture unless:

    .  the holder has given written notice of default to the trustee;

    . the holders of not less than 25% of the aggregate principal amount of debt securities of that series shall have made a written request to the trustee to bring the claim and furnished the trustee reasonable indemnification as it may require;

    . the trustee has not commenced an action within 60 days of receipt of the notice; and

    . no direction inconsistent with a request has been given to the trustee by the holders of not less than a majority of the aggregate principal amount of the debt securities. The holders of debt securities may enforce payment of the principal of or premium, if any, or interest on their debt securities. No holder of debt securities of a particular series has the right to prejudice the rights or obtain priority or preference over the rights of any other holder of debt securities of that series. (Section 507)

      The holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred on the trustee with respect to the securities of any series; provided, however, that

    .  the direction does not conflict with any rule of law or an indenture,

    . the trustee may take any action it deems proper and which is consistent with the direction of the holders, and

    . the trustee is not required to take any action that would unduly prejudice the holders of the debt securities not taking part in the action or would impose personal liability on the trustee. (Section
       512)

      Each indenture provides that, if an event of default has occurred, the trustee is to use the degree of care a prudent person would use in the conduct of his own affairs. (Section 602) Subject to those provisions, the trustee is under no obligation to exercise any of its rights or powers under an indenture at the request of any of the holders of the debt securities of a series unless they have furnished to the trustee reasonable security or indemnity. (Section
602)

      We will be required to furnish to the trustee in an annual statement a notice as to our fulfillment of all of our obligations under the relevant indenture. (Section 1007)

Modification of the Indentures

      In order to change or modify an indenture, we must obtain the consent of holders of at least a majority in principal amount of all outstanding debt securities affected by that change. The consent of holders of at least a majority in principal amount of each series of outstanding debt securities is required to waive compliance by us with specific covenants in an indenture. We must obtain the consent of each holder affected by a change:

    . to extend the maturity; reduce the principal, redemption premium or interest rate;

    . change the place of payment, or the coin or currency, for payment; limit the right to sue for payment;

    . reduce the level of consents needed to approve a change to an indenture; or modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required level of consents needed to approve a change to an indenture. (Article Nine)

Defeasance

      We may defease the debt securities of a series, which means that we would satisfy our duties under that series before maturity. We may do so by depositing with the trustee, in trust for the benefit of the holders, sufficient funds to pay the entire indebtedness on that series, including principal, premium, if any, and interest. We must also comply with other conditions before we defease the debt securities. We must deliver an opinion of counsel to the effect that the holders of that series will have no federal income tax consequences as a result of that deposit. (Article Fourteen)

Conversion

      Debt securities may be convertible into or exchangeable for common shares or preferred shares. The prospectus supplement will describe the terms of any conversion rights. To protect our status as a REIT, debt securities are not convertible if, as a result of that conversion, any person would then be deemed to own, directly or indirectly, more than 9.8% of our capital shares.

Merger, Consolidation and Sale of Assets

      Each indenture generally permits us to consolidate or merge with another corporation. The indentures also permit us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

      However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of trust managers or any of our officers may be done by the board or officers of the successor corporation. (Article Eight)

                        FEDERAL INCOME TAX CONSEQUENCES

General

      The following summary of material federal income tax consequences that may be relevant to a holder of common shares is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States and shareholders holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes) who are subject to special treatment under the federal income tax laws.

      The statements in this discussion are based on current provisions of the Internal Revenue Code existing, temporary and currently proposed Treasury Regulations under the Internal Revenue Code, the legislative history of the Internal Revenue Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this discussion with respect to transactions entered into or contemplated prior to the effective date of such changes. Any such change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this discussion are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that such challenge will not be sustained by a court.

      This discussion is not intended as a substitute for careful tax planning. Each prospective purchaser of common stock is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and disposition of common stock in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, disposition and election, and of potential changes in applicable tax laws.

      We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code for federal income tax purposes commencing with our taxable year ended December 31, 1985. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot however, assure you that such requirements will be met in the future.

      We have received an opinion from Locke Liddell & Sapp LLP, our legal counsel, to the effect that we qualified as a REIT under the Internal Revenue Code for our taxable year ended December 31, 1998, we have been organized and our manner of operation has been in conformity with the requirements for qualification and taxation as a REIT as of the date of this prospectus and that our proposed manner of operation and diversity of equity ownership will enable us to continue to satisfy the requirements for qualification as a REIT in the future if we operate in accordance with the methods of operations described herein including our representations concerning our intended method of operation. However, you should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on certain representations made by us as to factual matters, including a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our shareholders. See "Failure to Qualify as a REIT." The following is a summary of the material federal income tax considerations affecting us as a REIT and our shareholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and regulations.

REIT Qualification

      We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more trust managers. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital shares must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital shares may be held, directly or indirectly, applying the applicable constructive ownership rules of the Internal Revenue Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet certain other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

      Our outstanding common shares are owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy these share ownership requirements. To protect against violations of these share ownership requirements, our declaration of trust provides that no person is permitted to own, applying constructive ownership tests set forth in the Internal Revenue Code, more than 9.8% of our outstanding common shares, unless the trust managers (including a majority of the independent trust managers) are provided evidence satisfactory to them in their sole discretion that our qualification as a REIT will not be jeopardized. In addition, our declaration of trust contains restrictions on transfers of capital shares, as well as provisions that automatically convert common shares into excess securities to the extent that the ownership otherwise might jeopardize our REIT status. These restrictions, however may not ensure that we will, in all cases, be able to satisfy the share ownership requirements. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See the section below entitled "Failure to Qualify as a REIT."

      To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of our common shares. To do so, we will demand written statements each year from the record holders of certain percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Shareholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of the shares and certain other information.

      We currently satisfy, and expect to continue to satisfy, each of these requirements discussed above. We also currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

      Sources of Gross Income. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income--a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Internal Revenue Code allows a REIT to own and operate a number of its properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Internal Revenue Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income of the REIT.

      In the case of a REIT which is a partner in a partnership or any other entity such as a limited liability company that is treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of
Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of any partnership in which we own an interest are treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below.

      75% Gross Income Test. At least 75% of a REIT's gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to us are:

    .  rents from real property;

    .  interest on loans secured by real property;

    . gains from the sale of real property or loans secured by real property (excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business, referred to below as "dealer property");

    . income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property ("foreclosure property");

    . distributions on, or gain from the sale of, shares of other qualifying REITs;

    .  abatements and refunds of real property taxes;

    . amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and

    .  "qualified temporary investment income" (described below).

      In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from "prohibited transactions." In general, a prohibited transaction is one involving a sale of dealer property, not including foreclosure property and not including certain dealer property we have held for at least four years.

      We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if certain conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants, and rent attributable to personal property leased together with the real property so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. We do not expect to earn material amounts in these categories.

      Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipt or sales is permitted as rent from real property and we will have leases where rent is based on a percentage of gross receipt or sales. We generally do not intend to lease property and receive rentals based on the tenant's income or profit. Also excluded from "rents from real property" is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Internal Revenue Code, own a 10% or greater interest.

      A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an "independent contractor" from whom we do not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if the services we provide are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax-exempt owner of the property). Further, if the value of the non-customary service income with respect to a property, valued at no less than 150% of our direct cost of performing such services, is 1% or less of the total income derived from the property, then the provision of such non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as "rents from real property."

      We believe that the only material services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, such as hotel, health care or extensive recreational or social services. Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

      Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

      95% Gross Income Test. In addition to earning 75% of our gross income from the sources listed above, 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute dealer property. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest" (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

      Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. We may receive certain types of that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and that income, together with other nonqualifying income, is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish subsidiaries of which we will hold less than 10% of the voting stock to hold assets generating non-qualifying income. The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test. The ability to establish such subsidiaries could be adversely impacted by proposals contained in President Clinton's 2000 Federal Budget Proposal. See the section below entitled "Proposed Legislation."

      If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if (1) we report the source and nature of each item of our gross income in our federal income tax return for that year, (2) the inclusion of any incorrect information in our return is not due to fraud with intent to evade tax, and (3) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We would be subject to a 100% tax based on the greater of the amount by which we fail either the 75% or 95% income tests for that year. See "--Taxation as a REIT" on page 17.

      Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any subsidiary partnerships), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our and our subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning properties, and to make occasional sales of the properties as are consistent with their investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

      Character of Assets Owned. At the close of each calendar quarter of our taxable year, we also must meet two tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and certain options, but excluding mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, although the balance of our assets generally may be invested without restriction, we will not be permitted to own (1) securities of any one non-governmental issuer that represent more than 5% of the value of our total assets or (2) more than 10% of the outstanding voting securities of any single issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT's assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

      After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to take such action within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

      Annual Distributions to Shareholders. To maintain our REIT status, we generally must distribute as a dividend to our shareholders in each taxable year at least 95% of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) 95% of the sum of (a) our "REIT Taxable Income" before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on such income, minus (2) certain limited categories of "excess noncash income," including, income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount income. REIT Taxable Income is defined to be the taxable income of the REIT, computed as if it were an ordinary corporation, with certain modifications. For example, the deduction for dividends paid is allowed, but neither net income from foreclosure property, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

      A REIT may satisfy the 95% distribution test with dividends paid during the taxable year and with certain dividends paid after the end of the taxable year. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to shareholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than our next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the shareholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of
(a) 85% of our "ordinary income" plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

      To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than in accordance with its dividend rights as a class.

      We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example, if we distribute only the required 95% of our taxable income, we would be taxed on the retained 5%. Under certain circumstances we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then in order to meet the 95% distribution requirement, we may cause our operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

      If we fail to meet the 95% distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to cure the failure retroactively by paying a "deficiency dividend," as well as applicable interest and penalties, within a specified period.

Taxation as a REIT

      As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our shareholders. This treatment effectively eliminates the "double taxation" imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to shareholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends. Because excess shares will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect our ability to deduct our dividend payments.

      Even as a REIT, we will be subject to tax in certain circumstances as follows:

    . we would be subject to tax on any income or gain from foreclosure property at the highest corporate rate (currently 35%). Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property;

    . a confiscatory tax of 100% applies to any net income from prohibited transactions which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business;

    . if we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (b) a fraction intended to reflect our profitability;

    . we will be subject to the alternative minimum tax on items of tax preference, excluding items specifically allocable to our shareholders;

    . if we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year,
       (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

    . under regulations that are to be promulgated, we also may be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire in certain tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period. The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to IRS Notice 88-19 and that the availability or nature of such election is not modified as proposed in President Clinton's 2000 Federal Budget Proposal. See the section below entitled "Proposed Legislation"; and

    . we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Failure to Qualify as a REIT

      For any taxable year in which we fail to qualify as a REIT and certain relief provisions do not apply, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income. Distributions to our shareholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our shareholders and, because the shareholders would continue to be taxed on the distributions they receive, the net after tax yield to the shareholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our common shares. If we lose our REIT status, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. In addition, President Clinton's 2000 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 2000. If enacted, this provision could effectively preclude us from re-electing to be taxed as a REIT following a loss of REIT status. See the section below entitled "Proposed Legislation."

Taxation of Taxable U.S. Shareholders

      Except as discussed below, distributions generally will be taxable to taxable U.S. shareholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to shareholders in excess of our current and accumulated capital earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each shareholder to the extent of the adjusted tax basis of the shareholder's shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares. A shareholder who has received a distribution in excess of current and our accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations. For purposes of determining whether distributions to holders of common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred shares, if any, and then to the common shares.

      Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

      Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. shareholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time the tax characteristics of the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. shareholders at a 20% or 25% rate. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. shareholder generally would:

    . include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

    . be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. shareholder's long-term capital gains;

    .  receive a credit or refund for the amount of tax deemed paid by it;

    . increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

    . in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

      Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Internal Revenue Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. shareholders subject to the passive activity rules will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will be treated as investment income if a shareholder so elects, in which case the capital gain is taxed at ordinary income rates.

      Generally, gain or loss realized by a shareholder upon the sale of shares will be reportable as capital gain or loss. If a shareholder receives a long-term capital gain dividend from us and has held the shares for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

      In any year in which we fail to qualify as a REIT, the shareholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate shareholders will qualify for the dividends received deduction and the shareholders will not be required to report any share of our tax preference items.

Proposed Legislation

      The rules dealing with Federal income taxation are constantly under review by Congress, the IRS and the Treasury Department. For example, on February 1, 1999, President Clinton released a proposed budget for fiscal year 2000. The budget proposal contained a variety of proposed income tax changes, three of which pertain to REITs. First, under current law, REITs may not own more than 10% of the voting stock of a regular corporation. Under the proposal, they also would not be permitted to own more than 10% of the value of all classes of stock of a corporation unless the corporation qualified as a "qualified business subsidiary" or a "qualified independent contractor subsidiary." Even if it did so qualify, the proposal would disallow a deduction for all interest payments on debt to, or guaranteed by, a REIT that owns stock of such entities. Second, a new restriction would be imposed on REITs, prohibiting any one person other than a REIT from owning more than 50% of the total combined voting power of all voting stock or more than 50% of the total value of shares of all classes of stock of the REIT. Current law already contains ownership restrictions applicable to individuals; this new limitation would affect owners other than individuals. This proposal would be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action. Third, a regular C corporation with a fair market value of more than $5,000,000 which elects REIT status or merges into a REIT would be treated as if it had liquidated and distributed all its assets to its shareholders, and its shareholders had then contributed the assets to the electing or existing REIT. This deemed liquidation would cause the regular corporation to be taxed as if it had sold its assets for fair market value and would cause its shareholders to be taxed as if they had sold their stock for fair market value. The proposal would be effective for elections that are first effective for a taxable year beginning after January 1, 2000, and for mergers into REITs after December 31, 1999.

      Partially in response to the first proposal described above, legislation has been passed by the House of Representatives and the Senate proposing the adoption of the Real Estate Investment Modernization Act of 1999. This proposed legislation if enacted, among other things, also would prohibit a REIT from owning more than 10% of the total voting power and more than 10% of the total value of the outstanding securities of any one issue unless that issuer constitutes a "taxable REIT subsidiary." However, the definition of a taxable REIT subsidiary contained in this proposed legislation is broader than the budget proposal definition of a qualified business subsidiary or a qualified independent contractor subsidiary.

      Changes to the Federal laws and interpretations thereof could adversely affect the tax consequences of an investment in our common shares. We cannot predict whether, when, in what forms, or with what effective dates, these or any other provisions could become effective.

Backup Withholding

      We will report to our shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a shareholder is subject to backup withholding, we will be required to deduct and withhold from any dividends payable to that shareholder a tax of 31%. These rules may apply (1) when a shareholder fails to supply a correct taxpayer identification number, (2) when the IRS notifies us that the shareholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within certain exempt categories, when they fail to demonstrate that fact when required. A shareholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the shareholder's federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to shareholders who fail to certify their non-foreign status.

      The United States Treasury has recently issued final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and clarify reliance standards. The final regulations are generally effective for payments made on or after January 1, 2000, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the final regulations and the potential effect on their ownership of common shares.

Taxation of Tax-Exempt Entities

      In general, a tax-exempt entity that is a shareholder will not be subject to tax on distributions or gain realized on the sale of shares. A tax-exempt entity may be subject to unrelated business taxable income, however, to the extent that it has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code. In determining the number of shareholders a REIT has for purposes of the "50% test" described above under "--REIT Qualification," generally, any shares held by tax-exempt employees' pension and profit sharing trusts which qualify under Section 401(a) of the Internal Revenue Code and are exempt from tax under Section 501(a) of the Internal Revenue Code ("qualified trusts") will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

      A qualified trust owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as UBTI. The percentage is determined by dividing the REIT's gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were a qualified trust) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as UBTI. These UBTI rules apply only if the REIT qualifies as a REIT because of the "look-thru" rule with respect to the 50% test discussed above and if the trust is "predominantly held" by qualified trusts. A REIT is predominantly held by qualified trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

      For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and
(c)(20) of the Internal Revenue Code, respectively, income from an investment in our capital stock will constitute UBTI unless the organization is able to deduct an amount properly set aside or placed in reserve for certain purposes so as to offset the UBTI generated by the investment in our capital stock. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

Taxation of Foreign Investors

      The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in common shares, including any reporting requirements, as well as the tax treatment of such an investment under the laws of their home country.

      Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common shares is treated as effectively connected with the non-U.S. shareholder's conduct of a United States trade or business, the non-U.S. shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. shareholder unless (1) the non-U.S. shareholder files on IRS Form 1001 claiming that a lower treaty rate applies or (2) the non-U.S. shareholder files an IRS Form 4224 claiming that the dividend is effectively connected income.

      Under the final regulations, generally effective for distributions on or after January 1, 2000, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. shareholder's shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to such withholding. We do not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to such withholding. However, the non-U.S. shareholder may seek a refund of those amounts from the IRS.

      For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, commonly known as "FIRPTA." Under FIRPTA, those dividends are taxed to a non-U.S. shareholder as if the gain were effectively connected with a United States business. Non-U.S. shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty exemption. We are required by the Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend. This amount is creditable against the non-U.S. shareholder's FIRPTA tax liability.

      Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under FIRPTA. Because the common shares will be publicly traded, however, no assurance can be given that we will remain a "domestically controlled REIT." However, gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if

(1) investment in the common shares is effectively connected with the non-U.S. shareholder's United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. shareholder, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. shareholder's sale of shares would be subject to tax under FIRPTA would depend on whether or not the common shares were regularly traded on an established securities market (such as the NYSE) and on the size of selling non-U.S. shareholder's interest in our capital shares. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser of our common shares may be required to withhold 10% of the gross purchase price.

State and Local Taxes

      We, and our shareholders, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital shares.

                              PLAN OF DISTRIBUTION

      We may offer securities directly or through underwriters, dealers or agents. The prospectus supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the prospectus supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer's allowance or agent's commission. Any underwriting agreement will entitle the underwriters to indemnification against designated civil liabilities under the federal securities laws and other laws. The underwriters' obligations to purchase securities will be subject to compliance with specific conditions and generally will require them to purchase all of the securities if any are purchased.

      Unless otherwise noted in the prospectus supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

      We may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time. We may also offer securities through agents. Agents generally act on a "best efforts" basis during their appointment, meaning that they are not obligated to purchase securities. Dealers and agents may be entitled to indemnification as underwriters by us against designated liabilities under the federal securities laws and other laws.

      We or the underwriters or the agents may solicit offers from institutions approved by us to purchase securities under contracts providing for future payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Additional conditions will apply to those purchases.

      An underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with securities laws. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in these activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue these activities at any time.

      The prospectus supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at that time.

                                 LEGAL MATTERS

      Unless otherwise noted in a prospectus supplement, Locke Liddell & Sapp LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.

      Counsel for any underwriters or agents will be noted in the applicable prospectus supplement.

                                    EXPERTS

      Deloitte & Touche LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 1998 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and schedules are incorporated by reference in reliance on Deloitte & Touche's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our website address is http://www.weingarten.com.

      This prospectus is only part of a registration statement we filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that we have excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or document. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.

      We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

    . Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-09876).

    . Quarterly Report on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999 (File No. 001-09876).

    . The description of our common shares of beneficial interest contained in our registration statement on Form 8-B filed March 17, 1988 (File No. 001-09876).

    . The description of our 7.44% Series A Cumulative Redeemable Preferred Shares contained in our registration statement on Form 8-A filed February 23, 1998 (File No. 001-09876).

    . The description of our 7.00% Series C Cumulative Redeemable Preferred Shares contained in our registration statement on Form 8-A filed January 19, 1999 (File No. 001-09876).

    . Current Reports on Form 8-K filed January 21, 1999 and August 18, 1999 (File No. 001-09876).

      You may request copies of these filings at no cost by writing or telephoning our Investor
Relations Department at the following address and telephone number:

                          Weingarten Realty Investors
                            2600 Citadel Plaza Drive
                                   Suite 300
                              Houston, Texas 77008
                                (713) 866-6000.

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                                4,500,000 Shares

                          Weingarten Realty Investors

                                 Common Shares

                       ---------------------------------
                             PROSPECTUS SUPPLEMENT
                       ---------------------------------

                              Merrill Lynch & Co.

                              Salomon Smith Barney

                             Legg Mason Wood Walker
                                   Incorporated

                                January 23, 2001

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